03 MAR -4 AM 7:21

Ref: PGC/ltop/adr0103

4 February 2003

03007127

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose copies of the relevant documents issued from 20 December 2002 to 3 February 2003. For completeness a list of these documents is attached to this letter.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

dlw 3/6

DOCUMENTS PASSED TO SEC – 4 FEBRUARY 2003

COMPANIES HOUSE FILINGS			
•	6 January 2003	-	Form 88(2) re allotment of shares
•	20 January 2003	-	Forms 88(2) re allotments of shares
•	3 February 2003	-	Forms 88(2) re allotments of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE			
•	2 January 2003	-	Block listing return
•	13 January 2003	-	Burberry Group plc - quarterly trading statement
•	14 January 2003	-	GUS plc – quarterly trading statement
•	14 January 2003	-	Block listing return
•	22 January 2003	-	Burberry Group plc – Board appointment

PAUL COOPER
4 FEBRUARY 2003



Ref: PGC/klf

6 January 2003

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

ɿFPO83

ɔmpany Number: **146575**

ɔmpany name in full: **GUS plc**

1 of 1

ıares allotted (including bonus shares):

ıte or period during which a... were allotted
shares were allotted on one date ter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	12	2002			

ass of shares *ɾdinary or preference etc)*	Ordinary	Ordinary	
ımber allotted	732		
ɔminal value of each share	25p		
nount (if any) paid or due on each ıare *(including any share premium)*	**3.7570**		

st the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ɘated as paid up			

ɔnsideration for which ɘ shares were allotted
ıis information must be supported by ɘ duly stamped contract or by the duly ɐmped particulars on Form 88(3) if the ɪntract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 732
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [illegible]

Signed David Mathis Date 6 JANUARY 2003

~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/cn/7218 Tel 0161 273 8282

DX number DX exchange

82 5017

03 MAR -4 AM 7:21

Ref: PGC/klf

20 January 2003

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

Registered in England No. 146575
Registered Office: Universal House, Devonshire Street, Manchester M60 1XA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Sha

CHFPO83

Company Number	146575
Company name in full	GUS plc
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	15	01	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	17,362	38	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	384.0p	523.0p	

t the names and addresses of the allottees and the number of shares allotted to each overleaf

ie allotted shares are fully or partly paid up otherwise than in cash please state:

iat each share is to be ted as paid up			

ideration for which hares were allotted *(nformation must be supported by y stamped contract or by the duly ed particulars on Form 88(3) if the ct is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

mpanies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode	Class of shares allotted Ordinary	Number allotted 17400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Morris **Date** 20-1-03

~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/E7267 Tel 0161 273 8282

DX number DX exchange

: ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 10JAN03 TO 10JAN03

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
APTED PATRICIA M /MRS. EVERLEA TENBURY ROAD CLEE HILL LUDLOW SHROPSHIRE	133
BRADBURY KAREN /MRS. 24 NORWOOD PARK BIRKBY HUDDERSFIELD HD2 2DY	267
BROWN PETER /MR. 7 BITTERN WOOD ROAD HERONSWOOD PARK KIDDERMINSTER DY10 4EG	1121
CARMAN BRIAN /MR. 10 LLOYD AVENUE GATLEY STOCKPORT SK8 4BT	448
COULSON LORRAINE S /MISS. 9 BOX TREE CLOSE DEFFORD WORCESTER WR8 9BX	280
CRONE PATRICIA /MRS. 26 DENNIS WAKESIDE TAMWORTH STAFFORDSHIRE	107
FERGUS BETTY /MRS. 19 SCHOOLHOUSE LANE GREEN HOWARTH ACCRINGTON BB5 2SQ	1074
GALLAGHER RICHARD /MR. TAWELAN 13 THE CRESCENT TRANMERE PARK GUISELEY	1069
GIORDANO RAFFAEL /MR. 451 KINGS RD STRETFORD MANCHESTER M32 8QN	749
GORDON JACK M /MR. 69 BOLTON RD PORT SUNLIGHT	1401

Continuation Sheet 1 to form 88(2) Page 20-1-03

WIRRAL
CH62 5DJ

KIRBY FRANK /MR. 2 VALE CLOSE LICHFIELD STAFFORDSHIRE WS13 7LW	700
MALLICK SOFIE /MS. 18 KIMBELL GARDENS FULHAM LONDON SW6 6QQ	168
MARGETSON BRIAN R /MR. 77 STAFFORD RD WALLINGTON RD SURREY SM6 9AP	266

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
MARKS GERRARD /MR. 68 PRIMLEY PARK DRIVE ALWOODLEY LEEDS LS17 7LR	1121
MCBRIDE BRIAN /MR. 101 ELDRED DRIVE ORPINGTON KENT BR5 4FE	560
MORRIS JOHN STEPHEN /MR. 34 BLACKWOOD ROAD DOSTHILL TAMWORTH STAFFORDSHIRE	746
MUSK STUART E /MR. 10 GAINSBOROUGH HILL OLD SWINFORD STOURBRIDGE DY8 2DU	1121
O'REILLY JOSEPH /MR. 76A WELLINGTON ROAD TIMPERLEY ALTRINCHAM CHESHIRE	482
POPPLEWELL JEAN /MRS. 14 WIBSEY BANK BRADFORD WEST YORKSHIRE BD6 1AN	801
POWELL DIANE S /MISS. 90 TENNISWOOD RD ENFIELD MIDDLESEX EN1 3HE	224
RENSHAW MICHAEL JOHN /MR. 4 DISTAFF RD POYNTON CHESHIRE SK12 1HN	106
RIDDING PETER /MR. 199 SUTTON ROAD WALSALL WEST MIDLANDS WS5 3AW	280
ROBERTS IORWERTH /MR. 273 CAERNARVON ROAD BANGOR GWYNEDD LL57 4SG	48
SHORT PETER J /MR. 16 CHAPEL ROAD	840

Continuation sheet 2 to form 88(2) dated 20-1-03

Name / Address	
SMITH RENEE /MRS. 3 TURNDITCH CLOSE WIGAN LANCS WN6 8QJ	221
STAFFORD SUSAN /MRS. 2 GLEBE CLOSE STANDISH WIGAN WN6 0DD	508
STARR GREGORY M /MR. 7 WARRENSIDE CLOSE BLACKBURN LANCS	1401

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
SUMMERS JULIE /MISS. 49 MORRIS ST WIGAN WN1 3RB	560
WEBB GRAHAM J /MR. 35 ALDERS ROAD FAREHAM HANTS PO16 0SH	560
NUMBER OF ACCOUNTS : 29	17362

*****END OF REPORT *****

Continuation sheet 3
to Form 88(1)
20-1-03

SHARESAVE ALLOTMENT LIST

CLIENT : GUS PLC
EXERCISE PERIOD : 10 JAN 03 TO 10 JAN 03
Ordinary 25p Shares

Account No	Participant's details	Shares Allotted
02720980	GALLAGHER RICHARD /MR 13 THE CRESCENT TRANMERE PARK GUISELEY LS20 8JY	38
	NO OF PARTICIPANTS : 1	38

Continuation Sheet 4 of Form 88(2) dated 20-1-03

03 MAR -4 AM 7:21


GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Ref: PGC/klf

3 February 2003

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

Registered in England No. 146575
Registered Office: Universal House, Devonshire Street, Manchester M60 1XA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

:ompany Number	146575
:ompany name in full	GUS plc
	1 of 1

hares allotted (including bonus shares):

ate or period during which hares were allotted
f shares were allotted on one date nter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
			2003			

lass of shares *rdinary or preference etc)*	Ordinary	Ordinary	
umber allotted	21,397	380	
ominal value of each share	25p	25p	
mount (if any) paid or due on each hare *(including any share premium)*	384.0p	523.0p	

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

, that each share is to be eated as paid up			

onsideration for which e shares were allotted
his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ntract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name SEE ATTACHED LIST Address UK Postcode	Ordinary	21,777
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 3

Signed David Mathes Date 31 — 1 — 03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/E7322/cn Tel 0161 273 8282

DX number DX exchange

COMPANY : GUS PLC
SECURITY : ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 24JAN03 TO 24JAN03

Continuation sheet 1 to Form 88(2) dated 31/1/03

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
BENNETT BARBARA /MRS. 5 PINFOLD GROVE HALTON LEEDS LS15 7SZ	112
CARTER SIMON R /MR. HILLSIDE COTTAGE SHORTSILL LANE FLAXBY KNARESBOROUGH	840
CLARKE STEVEN P /MR. 25 PEMBURY ROAD STUBBINGTON HAMPSHIRE PO14 2EJ	280
CLAYTON JULIE /MRS. 35 SHIBDEN HEAD LANE QUEENSBURY BRADFORD WEST YORKSHIRE	655
DOSANJH MANJIT /MR. 7 OATLAND GARDENS LEEDS WEST YORKSHIRE LS7 1SJ	140
ELLIS SALLY /MISS. 34 HAW HILL VIEW NORMANTON WAKEFIELD WF6 2HP	392
FOX PATRICK /MR. 8 BIRKDALE GROVE BECKFIELD LANE ACOMB YORKSHIRE YO26 5RW	1401
HARVEY PAUL C /MR. CARLTON HOUSE LYNWITH DRIVE CARLTON GOOLE	224
HOLDNALL TONY /MR. 11 ROTHESAY DRIVE STOURBRIDGE WEST MIDLANDS DY8 5ER	305
JOHNSON ANGELA /MRS. THE OLD THATCH	134

HUNTS LANE
HALLATON
LEICS
LE16 8UQ

JOWETT STEPHEN /MR. — 143
6 DALEVIEW COURT
WEST LANE
BAILDON
SHIPLEY

KAY JOHN A /MR. — 214
1 LUTLEY MILL ROAD
HALESOWEN
WEST MIDLANDS
B63 4HX

KELLETT STEWART G /MR. — 560
17 GRANGE ROAD
BINGLEY
WEST YORKSHIRE
BD16 3DH

Continuation sheet 2 to form 88(2) [illegible] 21.1.03

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
KEMP ROBERT A /MR. 13 NOWELL AVE HAREHILLS LEEDS LS9 6HZ	456
KIRKHAM JOANNE /MISS. 26 CHURCH STREET HORWICH BOLTON B26 6AD	136
LAMMAS STEVEN J /MR. 30 ROSEMARY ROAD KIDDERMINSTER WORCS DY10 2SN	560
MANNOUCH JAMES /MR. 55 GAYTON RD HESWALL WIRRAL L60 8QE	840
MARSHALL LAURENCE /MR. 9 BROOKLANDS AVE WITHINGTON MANCHESTER M20 1JE	840
MASON JOHN W /MR. 10 CARR MANOR VIEW LEEDS WEST YORKSHIRE LS17 5AQ	560
MCNICHOLAS M C /MISS.,DECD 23 POOLSTOCK LANE WIGAN LANCASHIRE	78
MEDLEY DIANE /MRS. 18 THIRLMERE ROAD DEWSBURY WF12 7ED	140
MILLER BRENT /MR. 38 WOODHILL ROAD LEEDS WEST YORKSHIRE LS16 7DA	1401
MONTGOMERY CHRISTINA ELEANOR /MRS. N A/C 22 BROOKVALE BROUGHSHANE BALLYMENA	267
OGLEY ROBERT /MR. 33 LUNDHILL ROAD	112

WOMBWELL
BARNSLEY
SOUTH YORKS

OPENSHAW ANTOINETTE /MRS. 1401
45 DALES LANE
WHITEFIELD
MANCHESTER
M45 7JQ

POWELL FIONA A /MISS. 420
51A MOUNTSIDE CRESCENT
PRESTWICH
MANCHESTER
M25 3JF

PRODGER SARAH L /MRS. 112
4 DRAYCOTE CLOSE
ST PETERS
WORCESTER
WR5 3SY

Continuation sheet 3 to form 88(2) dated 31/1/87

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
REED ROY D /MR. 24 BROADWAY DAVYHULME MANCHESTER M41 7WB	228
ROBERTS NORMAN F /MR. 22 ARKLE ROAD DROITWICH WORCS WR9 7RJ	1074
SENIOR JANICE /MRS. 7 MORRELL GARTH BRAYTON SELBY	375
SEXTON JEANNINE V /MRS. 1 OGILVY SQUARE WORCESTER WR3 7LU	728
SHAW DEAN P /MR. 1 FARUNDLES AVENUE LYPPARD WOODGREEN WORCESTER WR4 0LX	364
SMITH GRAHAM /MR. 25 KIRKDALE WAY TONGFORD BRADFORD WEST YORKSHIRE	1401
SMITH JANET /MISS. 91 WAKEFIELD ROAD DRIGLINGTON NR BRADFORD BD11 1DH	96
SNYDER SCOTT B /MR. 7 OLD HALL RD BROUGHTON PARK MANCHESTER M7 4JJ	1074
WASS VICTORIA /MRS. 10 WOBURN DRIVE WATERLOO HUDDERSFIELD HD5 0AQ	47
WELBOURN NEIL /MR. 15 FISHER AVENUE WOODTHORPE NOTTINGHAM NG5 4JE	305
WHITTAKER COLIN /MR. 287 STAINES ROAD FELTHAM	560

MIDDLESEX
TW14 9HF

WHYTE DEREK T /MR. 1401
129 SILVERTONHILL AVENUE
HAMILTON
SOUTH LANARKSHIRE
ML3 7PA

YEOMAN ANGELA /MRS. 1401
32 HOUGH END LANE
BRAMLEY
LEEDS
LS13 4EY

NUMBER OF ACCOUNTS : 40 21777

lames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/c ESOS Part ID 142CN	Class of shares allotted	Number allotted
Address 12 Tokenhouse Yard	Ordinary	8,394
London		
UK Postcode EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	8,394
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

ned David Morris Date 31 — 1 — 03

~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ise give the name, address, ›hone number and, if available, ‹ number and Exchange of the on Companies House should act if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EXEC/VAM/1238 Tel 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number: 146575

ompany name in full: GUS plc

1 of 1

hares allotted (including bonus shares):

ite or period during which ares were allotted
shares were allotted on one date ter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	01	2003			

ass of shares *dinary or preference etc)*	Ordinary		
ımber allotted	8,394		
›minal value of each share	25p		
nount (if any) paid or due on each ıare *(including any share premium)*	£3.7570		

st the names and addresses of the allottees and the number of shares allotted to each overleaf

:he allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ated as paid up			

nsiderationfor which › shares were allotted
is information must be supported by duly stamped contract or by the duly mped particulars on Form 88(3) if the ıtract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

82 5017

GUS

Ref: PGC/klf

2 January 2003

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 3607
coopepa@gusco.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

Dear Sirs

I attach two Block Listing Returns as follows:

a) RA/GREAT UNIVERSAL STORES/7 - the third of the six monthly returns under this reference;

b) RA/GREAT UNIVERSAL STORES/8 - the third and final of the six monthly returns under this reference.

I should be grateful if you would arrange for the release of these returns on the Regulatory News Service under numbers 586649 and 807129. Please note that a copy of this letter has been sent to the Listing Applications department.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Encs

Registered in England No. 146575
Registered Office: Universal House, Devonshire Street, Manchester M60 1XA

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 586649

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	RA/GREAT UNIVERSAL STORES/7
3.	Period of return:	From 23.06.02 to 22.12.02
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	247,295 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	76,106 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	171,189 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,006,988,875 ORDINARY SHARES

Contact for queries:

Name: PAUL COOPER

Telephone: 0161-277-4064

Address:
UNIVERSAL HOUSE
DEVONSHIRE STREET
MANCHESTER
M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 807129

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	RA/GREAT UNIVERSAL STORES/8
3.	Period of return:	From 25.06.02 to 24.12.02
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	4,155 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	4,155 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	NIL ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,006,988,875 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET
Telephone:	0161-277-4064	MANCHESTER M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

Investor information

RNS announcements

REG-Burberry Group PLC Trading Statement

Burberry Group plc

Third Quarter Trading Update

January 13, 2003. Burberry Group plc reports on trading for its third quarter ended December 2002.

Highlights

* Strong performance across the business
* Total revenues increas ed by 33%, 18% underlying*
* Retail sales up 32% on an underlying basis, driven by existing and new store performance
* High single digit wholesale sales growth anticipated for the Spring/Summer 2003 season
* Licensing revenue up 9%

*Underlying figures are calculated at constant exchange rates and exclude the impact of the Asia acquisitions. Burberry acquired the operations of its primary distributors in Asia outside of Japan in January 2002 and July 2002 (the "Asia acquisitions").

Commenting on the trading results, Rose Marie Bravo, Chief Executive, stated, "The Company''s strong performance in the third quarter reflects the strength of the Burberry brand and continued execution of our key growth initiatives by product, channel and region. Particularly notable is the performance of our directly operated stores in a challenging trading environment. These results confirm that the business remains on track to deliver on the objectives we set at the time of the IPO."

Total revenues

Total revenues in the period increased by 33% (36% at constant exchange rates), or 18% on an underlying* basis (i.e. at constant exchange rates and excluding the impact of the Asia acquisitions) compared to the same period last year.

Retail

On an underlying basis, retail sales increased by 32%, driven by gains at existing stores and strong contributions from newly opened stores. Total retail sales increased 64%, boosted by the contribution from stores and concessions added as part of the Asia acquisitions. Retail operations accounted for approximately 63% of total revenue in the quarter. During the period, Burberry achieved outstanding growth in the US and UK markets. Exceptional product categories included gift-related items and cold weather classifications. The Company opened seven stores during the period, including flagship stores in New York and London (Knightsbridge), both of which enjoyed an enthusiastic consumer response. The Company also opened Burberry stores in San Jose, California and Orlando, Florida, as well as three outlet stores in the period.

Wholesale

Total wholesale sales were broadly unchanged on an actual and underlying basis during the period, partially reflecting the acceleration of deliveries into the first half compared to the prior year, as described in the interim statement. On the basis of the current order book, Burberry anticipates high single-digit wholesale sales growth for the Spring/Summer 2003 season. The majority of Spring/Summer merchandise shipments are concentrated in the fourth quarter of each financial year.

Licensing

Total licensing revenues in the quarter increased by 9% (7% on an underlying

basis). As anticipated, royalties from the Japanese market reflected single-digit volume gains as well as increases in certain royalty rates. This volume gain is encouraging in light of the exceptional growth achieved in the comparable period last year and the lacklustre economic environment.
Burberry will provide a second half trading update on 15 April and release its preliminary results for the financial year to 31 March on 22 May.

Enquiries:

Burberry

Mike Metcalf	COO and CFO	020 7968 0411
Matt McEvoy	Strategy and IR	020 7968 0411

Brunswick

Susan Gilchrist		020 7404 5959
Charlotte Elston		020 7404 5959

*Underlying figures are calculated at constant exchange rates and exclude the impact of the Asia acquisitions. Burberry acquired the operations of its primary distributors in Asia outside of Japan in January 2002 and July 2002 (the "Asia acquisitions").

Certain statements made in this trading update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc or GUS plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

END

14 January 2003

GUS PLC
THIRD QUARTER TRADING UPDATE

GUS plc, the retail and business services group, today issues its regular update on trading in its main businesses.

John Peace, Group Chief Executive of GUS, said:

"GUS made further good progress in the third quarter, with Experian, Argos and Burberry all growing sales by more than 10%. We look forward with confidence to the remainder of the second half and the coming year, while remaining mindful of the potential impact of economic and political uncertainty."

Experian

% change in sales year on year for the three months to 31 December 2002

	Total %	Total at constant exchange rates %
Experian North America	4	13
Experian UK	15	15
Experian Rest of World	8	3
Experian International	12	11
Global Experian	7	12

Experian's total worldwide sales for the third quarter increased by 12% at constant exchange rates.

Experian North America
In dollars, sales in Experian North America grew by 13% in the third quarter. Sales at ConsumerInfo.com, which was acquired in April 2002, were $27m, contributing 11% of this growth. Had its sales been included for the comparative period last year, Experian's dollar sales would have increased by 6%.

Excluding ConsumerInfo.com, sales in Credit Information and Credit Solutions were ahead of last year, led by growth in business credit, in fraud and risk management solutions and in Experian-developed direct-to-consumer products. Direct-to-consumer sales (including ConsumerInfo.com) almost doubled to $32m, while the number of subscribers to credit monitoring services reached 1.3m - up from 700,000 at December 2001.

The trend in Marketing Information, Marketing Solutions and Outsourcing continued to improve, with sales only marginally down on last year in the third quarter. FARES, the real estate information joint venture, had another good quarter, benefiting from strong mortgage refinancing activity.

Experian International

Experian International, which accounts for approximately 40% of worldwide revenue, grew sales by 11% in the third quarter excluding acquisitions and disposals and at constant exchange rates. The UK had an exceptionally good quarter, with all activities performing well.

In Experian International, sales of Credit Information and Credit Solutions grew strongly, partly because of the roll-out of major contracts won in the first half. Sales in Marketing Information and Marketing Solutions also increased rapidly with Marketing Information benefiting from further growth in the automotive and insurance sectors. Outsourcing sales were ahead of last year, although impacted by a slow quarter in French cheque processing.

Nordic Info Group acquisition

Experian International has reached agreement, subject to certain closing conditions, to acquire Nordic Info Group A/S. This market-leading group comprises businesses providing consumer and business information in Denmark and Norway. It has annual sales of about £30m.

This acquisition will bring to eleven the number of consumer credit bureaux operated by Experian worldwide. It is an investment in one of Experian's core competencies in a strategically important market. It offers an opportunity to sell Experian's value added products, such as application processing, fraud prevention and customer management solutions, alongside Nordic Info Group's information products.

The purchase consideration is approximately £90m, payable in cash within the next month. The acquisition is expected to be immediately earnings enhancing and to generate a post-tax return in excess of GUS' cost of capital in its first full financial year.

Argos Retail Group (ARG)

% change in sales year on year for the 14 weeks to 4 January 2003

		%
Argos[1]	- total	14
	- like-for-like	7
UK Home Shopping[2]		(8)

1 These figures exclude Argos Additions and jungle.com
2 This figure excludes Family Hampers, which was sold in July 2002. Its sales in the same period last year were £46m

Argos
Argos continued to trade well in the third quarter and again outperformed in its market. Excluding Argos Additions and jungle.com, its sales increased by 14% in total over the same period last year. Like-for-like sales were up 7%, building on 14% like-for-like growth in the Christmas period last year. New stores performed strongly, contributing an additional 7% to sales growth.

Sales were particularly strong in consumer electronics, electricals and home furnishings. Argos Direct, the delivery to home operation, grew sales by 35%, now accounting for 15% of sales compared to 12% in the same period last year. Gross margins at Argos were in line with last year.

The new Spring/Summer catalogue, which will be launched on 18 January, will continue to offer customers better value and increased range (11,600 lines – a 25% increase on a year ago). Argos is also initiating a test this month in five of its larger stores in the South West to trial further expansion of its product range. Initially, 4,500 lines will be added to the existing range in a catalogue called Argos Extra.

UK Home Shopping
In a slow clothing market, sales at UK Home Shopping for the period were 8% lower than last year excluding businesses that have been divested. Although demand from customers was only slightly below last year, poor stock availability led to lower sales. This stock availability issue has been addressed for the recently launched Spring/Summer catalogues.

Growth in direct catalogues, however, continued to be strong, led by a good performance from Abound. Gross margins in UK Home Shopping as a whole were slightly lower than last year, reflecting product mix.

E-commerce
Sales via the internet in ARG were £75m in the third quarter, up by about two-thirds compared to the same period last year. E-commerce now accounts for over 4% of ARG sales. Argos was again the third most visited UK retail website in the period.

Homebase
The acquisition of Homebase was completed on 20 December 2002. Assuming that there is a continuation in the pattern of trade seen in its financial year to date, Homebase is forecast to make an operating profit before financing charges, tax and exceptional items of approximately £100m in the twelve months to 1 February 2003.

Homebase's year-end will be moved to the end of February with immediate effect to bring it closer to the GUS March year-end. Although still not coterminous with GUS, it will avoid distortions relating to the timing of Easter and related promotions and trading patterns.

Burberry

Following the partial IPO of Burberry Group plc, GUS retains a 77% stake in Burberry. The following is an abridged version of Burberry's Trading Update released on 13 January 2003.

% change in sales year on year for the three months to 31 December 2002

	%
Total	33
Total at constant exchange rates	36

Total sales in the period increased by 33%, or by 18% on an underlying basis (i.e. at constant exchange rates and excluding the impact of the Asia acquisitions in January and July 2002).

Total Retail sales increased by 64%, or by 32% on an underlying basis, driven by existing and new stores. Burberry achieved outstanding growth in the US and UK markets, aided by the successful opening of the New York and London (Knightsbridge) flagship stores.

As expected, total Wholesale sales were broadly unchanged in the third quarter. On the basis of the current order book, Burberry anticipates high single-digit wholesale sales growth for the Spring/Summer 2003 season.

Total Licensing revenue in the quarter increased by 9%, reflecting single-digit volume gains as well as increases in certain royalty rates in Japan.

Bond issue

The Homebase acquisition was initially funded from a bank facility arranged for the purpose. Over the coming weeks, GUS intends, subject to market conditions, to refinance a significant proportion of this facility in the Eurobond market.

Future announcements

GUS' Second Half Trading Update will be on 16 April 2003. The preliminary results for the year to 31 March 2003 will be announced on 28 May 2003.

Enquiries

GUS

David Tyler	Finance Director	020 7495 0070
Fay Dodds	Director of Investor Relations	

Finsbury

Rupert Younger		020 7251 3801
Rollo Head		

GUS announcements are available on its website www.gusplc.com. There will be a conference call to discuss this update at 2pm today. A replay will be available later on the GUS website.

Bommm Ro

82 5017

GUS

Ref: PGC/klf

14 January 2003

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 3607
coopepa@gusco.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

Dear Sirs

I attach the first and final Block Listing Return in respect of RA/GREAT UNIVERSAL STORES/9.

I should be grateful if you would arrange for the release of this return on the Regulatory News Service under number 511257. Please note that a copy of this letter has been sent to the Listing Applications department.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Encs

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No:	511257

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	RA/GREAT UNIVERSAL STORES/9
3.	Period of return:	From 12.07.02 to 12.01.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	349,956 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	349,956 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	NIL ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,006,989,607 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET MANCHESTER M60 1XA
Telephone:	0161-277-4064	

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

Investor information

RNS announcements

Exemption No 82 5097

REG-Burberry Group PLC Board appointment

22nd January 2003

Burberry Group plc
Board appointment

Burberry Group plc, the international luxury goods group, today announces the appointment of Caroline Marland as a non-executive director.

A former managing director of Guardian Newspapers from 1994 - 2000, Caroline Marland spent over 30 years working in media companies, holding a variety of senior positions. She currently holds non-executive directorships at Bank of Ireland and its UK subsidiary, Bristol & West, and is a main board director of the Institute of Directors. She is a former member of the Competition Commission''s newspaper panel, and has previously held non-executive directorships at Gallaher Group, at The Burton Group, and, following its demerger, at The Arcadia Group.

There are no further details that are required to be disclosed under paragraph 6.F.2 (b) to (g) of the Listing Rules of the UK Listing Authority.

Enquiries:

Charlotte Elston Brunswick 020 7404 5959

END